

March 22, 2023

David Flitman
Chief Executive Officer
US Foods Holding Corp.
9399 W. Higgins Road, Suite 100
Rosemont, IL 60018

> **Re:** **US Foods Holding Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 17, 2023**
> **File No. 001-37786**

Dear David Flitman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Reconciliations, page 27

1. We note that you make an adjustment for business transformation costs in calculating adjusted net income and that you have incurred such costs in every period from 2014 on. Please tell us how you determined that these costs are not normal, recurring, cash operating expenses. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services